FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 000-21756

CHC Helicopter Corporation

(Translation of registrant's name into English)

Hangar No. 1

St. John's Airport

P.O. Box 5188, St. John's, NL

Canada

A1C 5V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Attached is the Quarterly Report and Management's Discussion and Analysis of CHC Helicopter Corporation for the second quarter ended October 31, 2002.

CHC ANNOUNCES RECORD SECOND QUARTER EARNINGS

Monday, December 2, 2002, St. John's, Newfoundland, Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced financial results for the quarter ended October 31, 2002.

Financial Highlights

(in millions of Canadian dollars except per share amounts)

	Three Months Ended		Six Months Ended
	October 31, 2002 (Unaudited)	(Restated)(1) October 31, 2001 (Unaudited)	October 31, 2002 (Unaudited)	(Restated)(1) October 31, 2001 (Unaudited)
Revenue	$190.7	$160.1	$366.7	$306.5
EBITDA (2)	37.3	30.4	70.9	58.4
Net earnings from operations (2)	18.7	12.0	35.5	23.1
Net earnings	18.7	12.0	27.6	23.1
Cash flow from operations	29.2	16.5	55.4	31.2
Per Share Information
Net earnings from operations: (2) Basic	0.90	0.74	1.72	1.42
Diluted	0.83	0.67	1.58	1.29

1. See Note 2 to the Unaudited Consolidated Interim Financial Statements

2. See definitions under Non-GAAP Earnings Measures in Management's Discussion and Analysis

Highlights

•

Revenue was $190.7 million, an increase of $30.6 million (19%) over last year.

•

EBITDA was $37.3 million, an increase of $6.9 million (23%) over last year.

•

Net earnings for the quarter ended October 31, 2002 were $18.7 million ($0.83 per share), a 56% increase over last year.

•

This is the 12th consecutive quarter of record year-over-year earnings growth.

•

On October 11, 2002, the Company began trading its Class A subordinated voting shares on the New York Stock Exchange (NYSE).

Investor Conference Call

A quarterly investor conference call will take place at 10:30 a.m. (Eastern Standard Time) on December 3, 2002.  To listen to the conference call interested parties should dial     1-888-881-4892 (1- 416-640-4127 International) and request CHC Helicopter Corporation.  A replay service will be available immediately following the conference call until midnight Friday, December 6, and is accessible at 1-416-640-1917 with reservation number 221402#.  The conference call will also be Webcast through Canada NewsWire at:

http://www.newswire.ca/webcast/pages/CHCHelicopter20021203

CHC Helicopter Corporation is the world's leading provider of heavy and medium helicopter services to the global offshore oil and gas industry, with  aircraft operating in 23 countries and a team of approximately 2,500 professionals worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President

Derrick Sturge

& Chief Financial Officer

Vice-President, Finance

709-570-0567

709-570-0713

Chris Flanagan

Director of Communications

709-570-0749

If you wish to be removed or included on the Company's distribution list, please contact Paula Kieley at 709-570-0594 or at pkieley@stjohns.chc.ca.

This press release and management's discussion and analysis may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995.  While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary.  These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Management's Discussion and Analysis of Financial Condition and Results of Operations – Three months ended October 31, 2002

Overview

The following information should be read in conjunction with the Unaudited Consolidated Interim Financial Statements and related notes included in this interim report and in conjunction with the Company's 2002 Annual Audited Financial Statements, related notes and Management's Discussion and Analysis.

The Company continued to produce strong financial results despite a reduction in activity levels in some of the Company's markets during the quarter.

Net earnings during the quarter were $18.7 million ($0.83 diluted earnings per share) on revenue of $190.7 million, compared to net earnings of $12.0 million ($0.67 diluted earnings per share) on revenue of $160.1 million in the same quarter last year. Total net earnings improved quarter over quarter due to higher contract rates and lower interest costs offset by losses recorded in the current quarter of $1.6 million by the Company's wholly owned composites manufacturing company (“Composites”).  Revenue increased by $30.6 million (19%) in the second quarter compared to last year.

Non-GAAP Earnings Measures

The Company uses certain earnings measures that do not have standard definitions prescribed by generally accepted accounting principles.  The Company has included these measures because it believes they are used by certain investors as measures of the Company's financial performance. These measures as used by CHC are defined as follows:

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Net earnings from operations are defined as net earnings excluding large non-recurring items including gains (losses) on the sale of operations and debt settlement costs, net of applicable income tax.

Reconciliation of Non-GAAP Earnings Measures to GAAP Net Earnings
(In thousands of Canadian Dollars)

	Three Months Ended		Six Months Ended
	October 31, 2002 (Unaudited)	(Restated)(1) October 31, 2001 (Unaudited)	October 31, 2002 (Unaudited)	(Restated)(1) October 31, 2001 (Unaudited)
Earnings from operations before taxes and debt settlement costs (from statement of earnings)	$23,151	$14,223	$45,472	$27,426
Applicable income taxes on operations	(4,445)	(2,200)	(9,959)	(4,298)
Net earnings from operations	18,706	12,023	35,513	23,128
After-tax debt-settlement costs	-	-	(7,916)	-
Net earnings	$18,706	$12,023	$27,597	$23,128
1. See Note 2 to the Unaudited Consolidated Interim Financial Statements

Revenue

Total revenue for the quarter was $190.7 million compared to revenue of $160.1 million for the same quarter last year.  The following factors account for the change:

•

Increased revenue of $11.8 million (7. 4%) primarily  as a result of new contracts and higher rates in all of the Company's markets despite a 7% decrease in activity in our European operations.

•

Increased third-party repair and overhaul revenue of $3.1 million primarily from special projects for new and existing customers.

•

A net revenue increase of $15.7 million on the translation of foreign subsidiary results to the Company's reporting currency, the Canadian dollar.

Revenue Summary by Quarter

(in millions of Canadian dollars)

Period	Europe	International	Total Helicopter Operations	Repair and Overhaul	Corporate and Other	Total
Q3-F2001	$ 84.5	$37.9	$122.4	$ 9.2	$ __	$131.6
Q4-F2001	89.8	37.3	127.1	9.2	__	136.3
Q1-F2002	101.3	36.9	138.2	8.2	__	146.4
Q2-F2002	107.8	38.9	146.7	13.4	__	160.1
Q3-F2002	95.6	44.9	140.5	11.1	__	151.6
Q4-F2002	102.1	46.7	148.8	10.9	__	159.7
Q1-F2003	118.0	45.8	163.8	10.9	1.3	176.0
Q2-F2003	125.4	44.5	169.9	19.6	1.2	190.7

Flying Hours

The Company derives its helicopter operations revenue from two primary types of contracts.  Approximately 62% of the Company's year to date flying revenue is derived from hourly charges (including hourly charges on contracts that also have fixed charges), and the remaining 38% is generated by fixed monthly charges.  Because of the significant fixed component, an increase or decrease in flying hours may not result in a proportionate change in revenue.  While flying hours may not correlate directly with revenue, they remain a good measure of activity level and fleet utilization.

The following table provides a quarterly summary of the Company's flying hours for the past eight quarters.

Flying Hours - Helicopter Operations
	Flying Hours			Number of Aircraft
Period	Europe	International	Total	Europe	Int'l
Q3-F2001	21,611	11,621	33,232	76	85
Q4-F2001	21,465	10,833	32,298	77	87
Q1-F2002	24,452	10,330	34,782	77	90
Q2-F2002	24,773	10,663	35,436	76	85
Q3-F2002	22,486	11,276	33,762	75	88
Q4-F2002	21,650	10,975	32,625	72	88
Q1-F2003	23,257	11,165	34,422	72	87
Q2-F2003	22,994	10,618	33,612	73	87

The following table shows the year-to-date flying revenue mix by segment and in total by aircraft type for fiscal 2003 and 2002.

	Year-to-Date Flying Revenue Mix (in thousands of Canadian Dollars)
	October 31, 2002				October 31, 2001
	Heavy	Medium	Light	Total	Heavy	Medium	Light	Total
Europe	$176,472	$46,563	$ -	$223,035	$152,718	$39,185	$ -	$191,903
International	27,042	57,110	4,115	88,267	21,401	49,183	3,646	74,230
Total Flying
Revenue	$203,514	$103,673	$4,115	$311,302	$174,119	$88,368	$3,646	$266,133
Total %	66%	33%	1%	100%	66%	33%	1%	100%

Aberdeen Airport in the U.K. reports monthly helicopter passenger traffic at the Company's largest base.  The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport for fiscal 2000 to 2003.

Aberdeen Airport – Helicopter Passengers Year ended April 30,

	2003	2002	2001	2000
Q1	116,102	121,868	103,874	101,073
Q2	112,449	123,012	114,376	92,355
Q3		114,606	104,381	85,167
Q4		108,247	101,166	85,190
		467,733	423,797	363,785

Source:  Aberdeen Airport Ltd.

The data in this table shows that, during the current quarter, helicopter activity declined from the previous quarter and the same period last year.  In addition, it demonstrates the modest level of seasonality in the activity levels from quarter to quarter.

Review of Operations

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) were $37.3 million, compared to $30.4 million for the same quarter last year.  EBITDA as a percentage of revenue was 19.6% compared to 19.0% in the same quarter last year.  The EBITDA percentage improved primarily as a result of rate increases which were partially offset by losses in Composites and increased costs resulting from wage settlements in Europe.

Europe

Revenue from helicopter operations in Europe was $125.4 million for the quarter compared to $107.8 million last year.  The $17.6 million increase from the same quarter last year can be attributed to strengthening foreign exchange rates for the Norwegian kroner and pound sterling totalling $12.9 million and $4.7 million in revenue growth. Of the $4.7 million in revenue growth, $3.9 million is attributed to increased flying revenue due to new contracts, increased rates on existing contracts and retroactive rate increases.  Flying revenue increased despite a 7% (1,779 hours) decrease in flying activity quarter over quarter for the European operations.  Although the oil service workers' strike in Norway ended early in the quarter, activity was still lower than the same quarter last year as a number of North Sea customers reduced activity in pursuit of their own cost reduction measures.  Further reductions in flight activity in the North Sea are possible. Also contributing to the decrease in activity quarter over quarter was the expiration of three contracts.  Two of the contracts had earned below average margins.  A third contract with Enterprise Oil expired when Shell acquired Enterprise Oil in July 2002.  Flying activity for Enterprise Oil was transferred to Shell's helicopter service provider, a competitor of CHC.

The increase in EBITDA percentage for the quarter reflects the impact of rate increases partially offset by increased costs from wage settlements.

The Company has learned that a new company, owned by the Bond brothers, is planning to enter the U.K. offshore market.  We have also confirmed that this new company has secured delivery dates for Super Puma Mk2 helicopters in 2004. During our current negotiations for the renewal of our BP crew contract (expiring July 31, 2004) BP confirmed that they are seriously considering Bond as a potential supplier for their crew change requirements in the Northern North Sea.  We expect that BP will announce their decision sometime before Christmas. Management believes the Company has significant competitive advantages over any new market entrants, including economies of scale, extensive fleet, experienced personnel, facilities and a long–term track record of safe operation.  Despite these competitive advantages, the outcome of the contract award is uncertain at this time.  There continues to be strong demand worldwide for these aircraft types so if we lose the contract we are confident that we will be able to re-deploy the BP aircraft at market rates.

International

Revenue for the quarter from International operations was $44.5 million compared to $39.0 million last year. Revenue growth of $5.7 million, primarily from the oil and gas, search and rescue, and emergency medical services sectors, was due to the addition of  new contracts and higher rates earned on existing contracts. A weaker exchange rate for the South African rand partially offset by a stronger exchange rate for the Australian dollar resulted in a net decrease in revenue of $0.2 million over the same period last year.

EBITDA growth and higher margins were realized as the segment continued to increase its focus on heavy/medium aircraft that serve the oil and gas industry, which is traditionally more stable than other markets.

During the quarter the Company negotiated a five-year agreement to lease one heavy helicopter to Malaysian Helicopter Services for a contract with Talisman Energy Inc. commencing November 1, 2002. The Company also has an agreement to provide one medium helicopter to Murphy Oil in Malaysia for 45 days commencing late September 2002.  These contracts are expected to generate revenue of approximately $21.6 million

Repair and Overhaul

*  EBITDA% is calculated as a percentage of total revenue (including both internal and third party sales)

Total revenue from the repair and overhaul business during the quarter was $60.3 million, compared to $41.5 million for the same period last year.  Third party revenue growth of $6.2 million is attributable to a $3.1 million increase in special projects for new and existing customers including major inspections offset by a slight decrease in “power by the hour” revenue quarter over quarter and $3.1 million related to the strengthening foreign exchange rate for the Norwegian kroner.  The decrease in power by the hour revenue is primarily the result of reduced activity on scheduled overhauls in part due to delayed receipt of parts from certain suppliers.  EBITDA margin for the quarter was less than that experienced in the same quarter last year due primarily to lower than normal margins on special internal projects.

Composites

Composites is a start-up operation that produces composite and metal parts for fixed- wing and helicopter manufacturers.  Composites recorded deferred start-up costs of $14.3 million up to April 30, 2002, the date of commencement of commercial operations.  Despite significant customer contracts and commitments, Composites has not yet generated sufficient revenue to achieve break-even EBITDA and, due to customer delays, does not expect to do so in this fiscal year.

The Company continues to pursue additional customers worldwide and to build strategic partnerships in Canada and Europe.  Further substantial volumes commencing January 2004 are near contract finalization.

Composites is not a core part of CHC's business and has required a significant investment.  CHC is therefore considering its strategic alternatives including a sale of a portion of the business to strategic partners, or a sale of the Company's entire interest in Composites.  Considering Composites performance to date and CHC's significant investment, it is possible that our investment may not be fully recoverable from a near term sale.

Corporate and Other

The Corporate and Other segment produced an EBITDA loss of $6.6 million compared to an EBITDA loss of $5.7 million in the same quarter last year.  Of the $0.9 million increase, $0.5 million relates to costs associated with listing the Company's shares on the NYSE and $0.6 million to the elimination of profit on inter-company capital expenditures offset by a net decrease of $0.2 million in other expenses.

Gain on Disposal of Assets

The Company recognized a loss on disposal of assets of $0.6 million during the quarter, compared to a $1.2 million gain in the same period last year.  The loss this quarter represents the settlement of a price adjustment on assets sold immediately following the acquisition of Helikopter Services Group.

Financing Charges

Financing Charges (in thousands of Canadian Dollars)

	Three Months Ended
	October 31, 2002	(Restated) October 31, 2001
Interest	$7,673	$11,433
Amortization of deferred financing costs	807	1,358
Foreign exchange loss (gain) from operating activities and working capital revaluation	775	(743)
Foreign exchange loss on debt repayment	593	89
Foreign exchange (gain) loss on revaluation of long- term debt (Note 2 to the Unaudited Consolidated Interim Financial Statements)	(182)	1,348

Total	$9,666	$13,485

Interest cost during the quarter was $7.7 million compared to $11.4 million last year.  The reduction of $3.7 million is primarily the result of lower interest rates and lower debt levels related to the Company's variable rate senior credit facilities and a 35% redemption of its 11.75% senior subordinated notes.  Theaverage interest rate for the current quarter on the Company's variable-rate senior credit facilities was 5.4% compared to 6.9% in the previous year.

Equity in earnings of associated companies

During the quarter earnings from the Company's 45% equity investment in Canadian Helicopters Limited were $1.7 million compared to $0.7 million last year.  The increase quarter over quarter was primarily the result of increased flying related to hydroelectric projects and resource sector activities in addition to increased rates and improved cost control in the Canadian operations.

Income Taxes

Income tax expense of $4.4 million for the quarter was comprised solely of income tax on earnings from operations.  For the same quarter last year the Company reported income tax expense on earnings from operations of $2.2 million. The effective income tax rate on year to date earnings from operations was 21.9% compared to 15.7% in the prior year.  The higher rate this year is the result of increased earnings in jurisdictions with higher tax rates.  In addition, the recent debt reduction has reduced interest costs in Canada, the Company's highest tax jurisdiction.

Cash Flows, Liquidity and Capital Resources

Operating Activities

Cash flow from operations during the quarter was $29.2 million, a $12.8 million (78%) increase over last year.  The improvement during the current year was primarily the result of higher EBITDA,  reduced interest expense and lower cash taxes. The change in non-cash working capital for the second quarter last year was unusually high compared to the current quarter due to the significant improvement over a weak fiscal 2002 first quarter.  While revenue increased $60.2 million or 20% year to date October 31, 2002 compared to the same period last year, non-cash working capital only increased by $8.8 million or 4% as the Company continues its focus on working capital management.

Financing Activities

The Company's debt (net of cash) decreased during the quarter from $333.8 million to $329.9 million.  The reduction of $3.8 million consists of debt reductions (net of cash) of $0.2 million, in addition to the impact of exchange rates on the translation of the Company's foreign denominated debt to Canadian dollars of $3.6 million.  The foreign exchange impact was primarily related to the Company's pound sterling and Euro denominated debt that has been designated as a hedge of the Company's investment in self-sustaining foreign operations in the U.K. and Norway.  As a result, revaluation gains and losses on the debt and the net investment are offset in the shareholders' equity section of the balance sheet in accordance with GAAP.

As at October 31, 2002 the Company had unused credit facilities of $66.6 million, and cash of $40.9 million, for a total of $107.5 million.

Change in Net Debt Position During Q2 (in thousands of Canadian dollars)
Opening Balance	Advances (Repayments)	Foreign Exchange Revaluation	Ending Balance
$333,765	(253)	(3,584)	$329,928

To minimize foreign exchange risk, the Company has denominated its debt in various currencies to match net operating cash flows with debt service obligations.  As at October 31, 2002, the Company's net debt was denominated in the following currencies:

	Debt in Original Currency	Canadian Equivalent
Currency	(000's)	(000's)
US Dollar	US 8,026	$ 12,531
Pound sterling	£ 64,365	157,154
Euro	Euro 94,250	145,588
Canadian Dollar	CDN 26,887	26,887
Norwegian kroner	NOK 137,000	28,715
Cash (various currencies)		(40,947)
Total Reported Net Debt		$329,928

On September 26, 2002 the Company declared a dividend of $0.20 ($CDN per share) on each Class A subordinate voting share and each Class B multiple voting share.  The dividend of $4.1 million was paid on October 30, 2002 to shareholders of record on October 23, 2002.

Investing Activities

Capital expenditures of $12.5 million during the quarter included $6.0 million in aircraft modifications including costs to re-build an aircraft acquired on salvage, $2.6 million for new information systems software, and  $3.9 million for other building and equipment additions.  In addition, t he Company spent $2.8 million related to helicopter major inspections.  The Company also recorded amortization of helicopter component costs of $35.0 million compared to component expenditures of $34.7 million for a net of $0.3 million. All component repair and overhaul expenditures are capitalized and expensed over their period of future benefit as described in Note 1 to the Company's 2002 Annual Consolidated Financial Statements.

Foreign Currency

The Company's reporting currency is the Canadian dollar.  However, the majority of revenue and operating expenses are denominated in pound sterling and Norwegian kroner, the reporting currencies of the principal operating subsidiaries in the U.K. and Norway.  During the current quarter, European currencies were stronger relative to the Canadian dollar than during the same quarter last year, favourably impacting revenue by $15.7 million.  The impact of foreign exchange on EBITDA for the quarter was favourable by $4.2 million.  Since interest expense, depreciation, income tax expense, capital expenditures and debt repayments are also generally in European currencies and U.S. dollars, the net impact of foreign exchange on earnings and cash flow is not as significant. The Company's overall approach to managing foreign currency exposures includes identifying and quantifying its currency exposures and putting in place the necessary financial instruments to manage the exposures  In managing this risk, the Company may use financial instruments including forwards, swaps, and other derivative instruments.  The Company's policy specifically prohibits the use of derivatives for speculative purposes.

Fleet

At October 31, 2002 the Company's fleet consisted of 121 owned and 39 leased aircraft.  An additional 145 aircraft are employed in the Company's 45% owned Canadian onshore helicopter operations for a total of 305.  The Company employs 73 aircraft in Europe, (primarily in the North Sea) and 87 in its other international markets.

Fleet Summary

	Heavy	Medium	Light	Total	Owned	Leased
Fleet at July 31, 2002	69	76	14	159	120	39
Increases (decreases) during the period:
AS332L (re-build)	1			1	1

Fleet at October 31, 2002	70	76	14	160	121	39

During the quarter the Company made aircraft operating lease payments of $13.0 million compared to $11.7 million in the same period last year.  The increase is due to foreign exchange of $1.3 million arising on the translation to Canadian dollars.  Although five new aircraft operating leases were entered into since the same time last year, this has been offset by lower payments on existing leases due to lower floating interest rates.

The Company has entered into operating leases with third-party lessors in respect of 39 aircraft included in the Company's fleet at October 31, 2002.  Thirty-seven of these leases are long-term with expiry dates ranging from August 2003 to July 2009 while the other two are leased on a monthly basis.  The Company has an option to purchase the aircraft at market value or agreed amounts at the end of some of the long-term  leases, but has no commitment to do so.

The minimum lease payments required under these aircraft operating leases are as follows (based on October 31, 2002 exchange rates):

2003

$  39.4 million

2004

     34.4 million

2005

     30.8 million

2006

     25.6 million

2007

     17.7 million

and thereafter:

     16.6 million

Total

 $164.5 million

In addition to aircraft leases, the Company has approximately $4.5 million in annual operating lease commitments for land, buildings and non-aircraft equipment.

The Company has placed deposits with Eurocopter to secure delivery positions on up to six new Super Puma Mk2 and two EC225 helicopters through to fiscal 2005.  The first of these aircraft, a Super Puma Mk2, will be delivered to our Norwegian operations in December 2002 to commence service on a long-term contract with Phillip's Petroleum out of Stavanger.  An operating lease has been arranged for this aircraft on market competitive terms.  The Company has some flexibility built into the delivery schedule for future aircraft in order to match acquisitions with new demand.

The Company has operating leases with a number of different banks and leasing companies.  During the first quarter of fiscal 2003, the Financial Accounting Standards Board in the United States and the Accounting Standards Board in Canada both issued draft proposals in connection with the consolidation of special purpose entities (SPEs).  The Canadian and U.S. proposals are expected to be effective for the Company's fiscal 2004 year for existing SPEs.  It is intended that the application of the Canadian and U.S. proposals will result in the same accounting treatment.  While the proposals have not yet been finalized and are subject to change, the Company believes based on a review of the proposals, that none of the entities to which operating lease payments are made are required to be consolidated by the Company.

Based on an April 30, 2002 appraisal by HeliValue$, an independent helicopter valuation company, the fair market value of the Company's owned aircraft fleet was U.S. $415.5 million (CDN $648.7 million), exceeding its recorded net book value by approximately CDN  $250 million.

Employee Pension Plans

The Company's defined benefit pension plans' obligations increased from $344.1 million at April 30, 2002 to $385.2 million at October 31, 2002.  Of the $41.1 million increase, $32.3 million related to foreign currency translation and $8.8 million to current period service and interest costs partially offset by actuarial gains and benefits paid under the defined benefit  pension plans.  The fair value of the Company's defined benefit pension plans' assets decreased from $312.5 million at April 30, 2002 to $300.8 million at October 31, 2002.  A negative return on the plans' assets and net cash paid from the pension funds totalling $41.1 million was partially offset by $29.4 million related to foreign currency translation.  The performance of the  plans' assets over the past six months was at or above industry benchmarks.  The Company's funding deficit for funded defined benefit pension plans increased from $2.3 million at April 30, 2002 to $57.4 million at October 31, 2002 due to the factors noted above.  Although in a funding deficit position under GAAP reporting, the pension plans currently satisfy all regulatory requirements.  The resulting net asset recognized on the Company's balance sheet at October 31, 2002 related to defined benefit pension plans was $54.1 million compared to $54.3 million at April 30, 2002.  (See Note 4 to the Unaudited Consolidated Interim Financial Statements).

Commodity Prices

The Company derives 81% of its flying revenue from the oil and gas industry.  Approximately 80% of revenue from this industry is derived from the relatively stable production sector which tends to be substantially unaffected by short-term fluctuations in oil and gas prices.  Approximately13 % of the Company's flying revenue in the North Sea is derived from exploration activity. During the past several quarters a number of North Sea customers started implementing cost reduction measures affecting exploration spending.

Safety

Safety is a primary focus of all activities performed by the Company.  The Company believes it has one of the best safety records in the industry, as evidenced by its low incident rate and insurance premiums.  There were no significant safety incidents during the quarter.  During the quarter, the Company's main hull and liability insurance policy was renewed at rate increases which were lower than the industry generally, reflecting the Company's excellent safety record and reduced incident experience.  Market intelligence supports our continued belief that the Company has the lowest, or among the lowest, insurance rates in the industry for its medium and heavy fleet.

Seasonality

The Company's revenues and earnings are primarily derived from oil and gas exploration and production activities and are not subject to significant seasonal variations.  There are, however, seasonal variations in earnings from the Company's 45% investment in the onshore operations of Canadian Helicopters Limited.

Summary financial data – U.S. Dollars

Certain summary financial data from the Unaudited Interim Consolidated Financial Statements, as detailed below, has been translated into U.S. dollars.  This translation is included solely as supplemental information for the convenience of the reader.  The data has been translated at the average month-end exchange rate for the three months ended October 31, 2002 and October 31, 2001 of CAD$1.5683 = U.S. $1.00 and CAD$1.5712 = U.S. $1.00 respectively.

Three Months Ended (in millions of U.S. dollars except per share amounts)
	October 31, 2002 (Unaudited)	(Restated)(1) October 31, 2001 (Unaudited)
Revenue	$121.6	$101.9
EBITDA (2)	23.8	19.3
Net earnings	11.9	7.6
Cash flow from operations	18.6	10.5
Per Share Information
Net earnings: Basic Diluted	0.57 0.53	0.47 0.43

1.

See Note 2 to the Unaudited Consolidated Interim Financial Statements

2.

See definition under Non-GAAP Earnings Measures in Management's Discussion and Analysis.

CHC Helicopter Corporation

Consolidated Statements of Earnings

(in thousands of Canadian dollars except per share amounts)

	Three Months Ended		Six Months Ended
	October 31, 2002 (Unaudited)	(Restated) (Note 2) October 31, 2001 (Unaudited)	October 31, 2002 (Unaudited)	(Restated) (Note 2) October 31, 2001 (Unaudited)
Revenue	$190,739	$160,098	$366,718	$306,496
Operating expenses	153,403	129,668	295,850	248,127
Earnings before undernoted items	37,336	30,430	70,868	58,369
Depreciation and amortization	(5,577)	(4,663)	(10,709)	(8,721)
(Loss) gain on disposal of assets	(631)	1,199	(454)	1,120
Earnings from operations	31,128	26,966	59,705	50,768
Financing charges	(9,666)	(13,485)	(17,708)	(25,433)
Equity in earnings of associated companies	1,689	742	3,475	2,091
Earnings from operations before undernoted item and income tax provision	23,151	14,223	45,472	27,426
Debt settlement costs	—	—	12,464	—
Earnings before income tax provision	23,151	14,223	33,008	27,426
Income tax provision	(4,445)	(2,200)	(5,411)	(4,298)
Net earnings	$ 18,706	$ 12,023	$27,597	$ 23,128
Basic earnings per share (Note 6 )
Net earnings from operations	$0.90	$0.74	$1.72	$1.42
Net earnings	0.90	0.74	1.33	1.42
Diluted earnings per share (Note 6 )
Net earnings from operations	0.83	0.67	1.58	1.29
Net earnings	0.83	0.67	1.23	1.29

See accompanying notes

CHC Helicopter Corporation

Consolidated Statements of Shareholders' Equity

(in thousands of Canadian dollars, except per share amounts)

	Six Months Ended October 31, 2002 (Unaudited)	(Restated) (Note 2) Six Months Ended October 31, 2001 (Unaudited)
Retained earnings, beginning of period as originally stated	$117,280	$70,704
Retroactive application of change in accounting policy with restatement of prior periods (Note 2)	180	(536)
Retroactive application of change in accounting policy without restatement of prior periods (Note 2)	(1,715)	-
Retained earnings, beginning of period as restated	115,745	70,168
Net earnings	27,597	23,128
Dividends paid	(4,138)	-
Retained earnings, end of period	139,204	93,296
Capital stock (Note 5 )	236,103	119,034
Contributed surplus	3,291	3,291
Foreign currency translation adjustment	914	(37,345)
Total shareholders' equity	$379,512	$178,276
Dividends paid per participating voting share	$ 0.20	$ -

See accompanying notes

CHC Helicopter Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

As at

	October 31, 2002 (Unaudited)	(Restated) (Note 2) April 30, 2002 (Audited)
Assets
Current assets
Cash and cash equivalents	$ 40,947	$ 112,838
Receivables	157,894	146,972
Future tax assets	10,199	9,206
Inventory	191,080	174,150
Prepaid expenses	18,409	15,323
	418,529	458,489
Property and equipment, net	594,913	544,169
Long-term investments	22,146	18,717
Other assets	136,917	133,143
Long-term future tax assets	8,114	9,733
	$1,180,619	$1,164,251
Liabilities
Current liabilities
Payables and accruals	$ 143,566	$ 140,403
Income taxes payable	8,018	4,985
Current portion of debt obligations	35,755	113,387
	187,339	258,775

Long-term debt	179,118	167,202
Senior subordinated notes	145,588	133,034
Subordinated debentures	10,414	11,157
Other credits	59,317	51,398
Future tax liabilities	219,331	209,933
Shareholders' equity	379,512	332,752
	$1,180,619	$1,164,251

See accompanying notes

CHC Helicopter Corporation

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars except per share amounts)

	Three Months Ended		Six Months Ended
	October 31, 2002 (Unaudited)	October 31, 2001 (Unaudited)	October 31, 2002 (Unaudited)	October 31, 2001 (Unaudited)
Operating activities
Earnings from operations	$31,128	$26,966	$59,705	$50,768
Items not involving cash:
Depreciation and amortization	5,577	4,663	10,709	8,721
Loss (gain) on disposal of assets	631	(1,199)	454	(1,120)
Other	3,609	2,763	5,393	2,885
Cash flow from operations before interest and income taxes	40,945	33,193	76,261	61,254
Interest net of amortization of deferred financing costs	(8,968)	(11,031)	(16,529)	(22,294)
Net current income taxes paid	(2,749)	(5,708)	(4,328)	(7,732)
Cash flow from operations	29,228	16,454	55,404	31,228
Change in non-cash working capital	(7,743)	20,858	(8,818)	(836)
	21,485	37,312	46,586	30,392
Financing activities
Long-term debt advances	12,911	(274)	19,884	25,829
Long-term debt repayments	(15,857)	(21,123)	(99,026)	(31,988)
Debt settlement	-	-	(9,136)	-
Dividends paid	(4,138)	-	(4,138)	-
Capital stock issue	54	52	95	222
	(7,030)	(21,345)	(92,321)	(5,937)
Investing activities
Property and equipment
Additions	(12,512)	(11,299)	(21,865)	(19,965)
Helicopter major inspections	(2,751)	(753)	(5,993)	(5,005)
Helicopter components, net	326	(2,860)	1,536	(3,430)
Proceeds from disposal	(134)	5,861	2,224	12,736
Pre-operating expenses	(48)	(1,643)	(578)	(3,453)
Other	(1,962)	834	(3,590)	(385)
	(17,081)	(9,860)	(28,266)	(19,502)
Effect of exchange rate changes on cash and cash equivalents	183	273	2,110	89
Change in cash and cash equivalents during the period	(2,443)	6,380	(71,891)	5,042
Cash and cash equivalents, beginning of period	43,390	22,212	112,838	23,550
Cash and cash equivalents, end of period	$40,947	$28,592	$40,947	$28,592

See accompanying notes

CHC Helicopter Corporation

Notes to the Consolidated Financial Statements

for the periods ended October 31, 2002 and 2001

(Tabular amounts in thousands of Canadian dollars

except per share amounts)

1. Basis of presentation

The unaudited consolidated interim financial statements ("Statements") have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") with respect to the preparation of interim financial statements.  Not all disclosures required by GAAP for annual financial statements are presented and thus the Statements should be read in conjunction with the annual audited financial statements.  Certain amounts on the financial statements for the period ended October 31, 2001 have been reclassified to conform to the presentation in the current period.  These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements of April 30, 2002 except as described in Note 2 below.

2.  Accounting policy changes

Translation of foreign currencies

Effective May 1, 2002 the Company retroactively adopted with restatement of prior periods the new Canadian accounting recommendations with respect to foreign currency translation which conform substantially to United States Generally Accepted Accounting Principles (“U.S. GAAP”).  These recommendations require that unrealized exchange gains and losses on the translation of long term debt that has not been designated as a hedge of the Company's net investment in self-sustaining foreign operations be included in earnings immediately.  The adoption of the new recommendations resulted in a decrease in financing charges for the quarter ended October 31, 2002 of  $0.2 million and a $1.3 million increase in financing charges for the same quarter last year.

Stock-based compensation plans

Effective May 1, 2002, the Company retroactively adopted the new Canadian accounting recommendations with respect to stock-based compensation which now conforms substantially to U.S. GAAP.  The recommendations require the use of a fair value based approach to accounting for specified stock-based compensation awards including the Company's Stock Appreciation Rights Plan and Long-term Incentive Plan (SARs).  The impact of adopting the new recommendations related to the Company's SARs granted prior to May 1, 2002 was a charge against retained earnings of $1.7 million, the recording of a long-term future tax asset of $1.0 million and an increase of $2.7 million in payables and accruals.

The recommendations require that compensation expense related to share options be calculated under the fair value method or the intrinsic value method with pro-forma disclosure on net earnings and earnings per share had the fair value method been used.  The Company applies the intrinsic value method to account for share options and accordingly has not recognized compensation cost for the share option plan.

3.  Segment information

The Company's operations are segregated into five reportable segments.  The segments are European flying operations, International flying operations, Repair and overhaul operations, Composites manufacturing and Corporate and other.

	Three Months Ended		Six Months Ended
	October 31, 2002 (Unaudited)	October 31, 2001 (Unaudited)	October 31, 2002 (Unaudited)	October 31, 2001 (Unaudited)
Revenue – external
Europe (1)	$125,373	$107,775	$243,401	$209,071
International (2)	44,522	38,964	90,328	75,833
Repair and overhaul (3)	19,559	13,359	30,488	21,592
Composites (4)	1,285	—	2,501	—
	190,739	160,098	366,718	306,496
Inter-segment revenues
Europe	3,916	3,696	8,183	6,885
Repair and overhaul	40,709	28,164	70,236	55,727
Corporate and other (5)	—	1,420	—	2,559
	44,625	33,280	78,419	65,171
Earnings before interest, taxes, depreciation and amortization ("EBITA")
Europe	26,018	20,722	49,624	39,057
International	8,773	7,523	18,550	14,837
Repair and overhaul	10,723	7,888	18,656	14,419
Composites	(1,586)	—	(2,595)	—
Corporate and other	(6,592)	(5,703)	(13,367)	(9,944)
	37,336	30,430	70,868	58,369
Earnings from operations
Europe	22,956	18,189	43,959	34,138
International	7,889	6,616	16,722	13,087
Repair and overhaul	10,457	7,670	18,175	14,004
Composites	(2,114)	—	(3,640)	—
Corporate and other	(8,060)	(5,509)	(15,511)	(10,461)
	31,128	26,966	59,705	50,768

Notes:

1.

Europe – includes the major oil and gas flying divisions based in Aberdeen, Scotland and Stavanger, Norway.

2.

International – includes operations in Australia, Africa, Asia, offshore work in Eastern Canada, and other locations around the world.

3.

Repair and overhaul – includes helicopter repair and overhaul operations based in Stavanger, Norway and Aberdeen, Scotland.

4.

Composites – includes composite and metal parts manufacturing operations in Canada.

5.

Corporate and other - includes Corporate head office activities and applicable consolidation eliminations.

4.  Employee pension plans

The Company maintains defined benefit and defined contribution pension plans for substantially all of its employees.

Selected summary information about the Company's defined benefit pension plans, in aggregate as compared to April 30, 2002 is as follows:

	As at
	October 31, 2002 (Unaudited)	April 30, 2002 (Audited)

Benefit obligation	$385,241	$344,102
Fair value of plan assets	$300,793	$312,484

Funded status
Defined benefit plans – funded (1) Defined benefit plans – unfunded (2)	$(57,441) (27,007)	$ (2,323) (29,295)
Total	(84,448)	(31,618)
Unrecognized net actuarial losses, prior service costs and transition amounts	138,588	85,869
Net asset recognized on balance sheet	$ 54,140	$ 54,251

1.

Funded plans require contributions to be made by the Company.

2.

Unfunded plans do not require contributions from the Company.

Of the net asset recognized on the balance sheet at October 31, 2002, $68.2 million (April 30, 2002 - $66.6 million) related to the funded plans is recorded in other assets and $14.1 million (April 30, 2002 - $12.4 million) related to the unfunded plans is recorded as an accrued pension obligation in other credits.

 The  assumptions adopted in measuring the Company's defined benefit pension plans' obligations were unchanged from April 30, 2002 to October 31, 2002.

5. Capital stock

Authorized:

Unlimited number of each of the following:

First preferred shares, issuable in series

Second preferred shares, issuable in series

Class A subordinate voting shares

Class B multiple voting shares

Ordinary shares

Number of Shares
	October 31, 2002 (Unaudited)	April 30, 2002 (Audited)	October 31, 2001 (Unaudited)
Issued:
Class A subordinate voting shares	17,713	17,689	13,422
Class B multiple voting shares	2,978	2,978	2,975
Ordinary shares	11,000	11,000	11,000
Securities convertible into Class A subordinate voting shares:
Class B multiple voting shares	2,978	2,978	2,975
Stock options	2,076	1,427	1,476
Convertible debt	795	795	795

6. Per share information

	Three Months Ended October 31, 2002 (Unaudited)
	Net earnings	Weighted average number of shares	Net earnings per share
Basic	$18,706	20,689	$0.90
Effect of dilutive securities:
Stock options	-	1,270
Convertible debt	125	795	-
Diluted	$18,831	22,754	$0.83

	Three Months Ended October 31, 2001 (Unaudited)
	Net earnings	Weighted average number of shares	Net earnings per share
Basic	$12,023	16,357	$0.74
Effect of dilutive securities:
Stock options	-	934
Convertible debt	127	795
Shares pledged as security for non-recourse loans	-	36
Diluted	$12,150	18,122	$0.67

Under the treasury stock method, the proceeds from the exercise of options and warrants are assumed to be used to repurchase the Company's stock on the open market.  The difference between the number of shares assumed purchased and the number of options and warrants assumed exercised is added to the number of basic shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share.  Therefore, the number of shares in the diluted earnings per share calculation will increase as the share price increases.

7. Share option plan

The Company uses the intrinsic value based method to account for share options.  If the fair value method had been used to account for share options issued during the six months ended October 31, 2002, the pro-forma impact on net earnings and earnings per share would have been as follows:

	Three Months Ended October 31, 2002 (Unaudited)	Six Months Ended October 31, 2002 (Unaudited)

Net earnings
As reported	$18,706	$27,597
Pro-forma	18,241	23,712

Basic earnings per share
As reported	0.90	1.33
Pro-forma	0.88	1.15

Diluted earnings per share
As reported	0.83	1.23
Pro-forma	0.81	1.06

The Black Scholes option pricing model was used to fair value the options using the following estimates and assumptions:

Expected life	5 years
Expected dividend yield	0.6%
Risk-free interest rate	5.0%
Stock volatility	40.0%

On September 26, 2002, at the Company's Annual and Special Meeting of Shareholders, the shareholders confirmed the increase in the maximum number of Class A subordinate voting shares reserved under the employee share option plan, under which share options have been granted to certain officers and employees, from 2,247,165 to 3,500,000.  As at October 31, 2002 total outstanding options were 2,075,706 (2001 – 1,476,427).  At October 31, 2002 1,629,079 of the share options were exercisable (2001 – 1,476,427).  The weighted average exercise price of the total outstanding options at October 31, 2002 was $13.52 compared to $5.84 at October 31, 2001.

8. Reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP")

In certain respects, Canadian GAAP differs from U.S. GAAP.  If U.S. GAAP were employed, the consolidated statements of earnings would be adjusted as follows:

	Three Months Ended		Six Months Ended
	October 31, 2002 (Unaudited)	(Note 2) (Restated) October 31, 2001 (Unaudited)	October 31, 2002 (Unaudited)	(Note 2) (Restated) October 31, 2001 (Unaudited)
Net earnings according to Canadian GAAP	$18,706	$12,023	$27,597	$23,128
Reclassification of loss on debt settlement, after taxes of $4,548	-	-	7,916	-
Pre-operating expenses	873	(1,355)	790	(3,085)
Gain on sale of assets/depreciation expense	(10)	(10)	(12)	(20)
(Increase) decrease in income tax expense (1)	(185)	783	(167)	10,855
Net earnings before extraordinary item and change in accounting policy according to U.S. GAAP	19,384	11,441	36,116	30,878
Extraordinary loss on debt settlement, net of taxes	-	-	(7,916)	-
Change in accounting policy, net of taxes	-	-	(1,715)	-
Net earnings according to U.S. GAAP	19,384	11,441	26,485	30,878
Other comprehensive earnings
Foreign currency translation adjustment	2,460	(415)	24,920	181
Minimum pension liability adjustment	(465)	(4,625)	(685)	(10,093)
Interest rate swap adjustment	(293)	-	(2,067)	-
Comprehensive earnings according to U.S. GAAP	$21,086	$ 6,401	$48,653	$20,966

Basic earnings per share according to U.S. GAAP
Earnings before extraordinary item and change in accounting policy	$0.94	$0.70	$1.74	$1.89
Extraordinary item	—	—	(0.38)	—
Change in accounting policy	—	—	(0.08)	—
Net earnings	$0.94	$0.70	$1.28	$1.89

Diluted earnings per share according to U.S. GAAP
Earnings before extraordinary item and change in accounting policy	$0.86	$0.64	$1.61	$1.71
Extraordinary item	-	-	(0.35)	-
Change in accounting policy	-	-	(0.08)	-
Net earnings	$0.86	$0.64	$1.18	$1.71

(1)

Under Canadian GAAP for fiscal 2001, the Company recorded an income tax recovery of $9.5 million related to future income tax rate reductions that were substantially enacted during the year.  Under U.S. GAAP, the $9.5 million impact was reflected in earnings in the first quarter of 2002 as the income tax rate reductions became fully enacted during that period.

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes, the most significant of which are listed below:

•

Other assets would be reduced by $11.0 million, primarily from the removal of pre-operating expenses, which are charged to earnings as incurred under U.S. GAAP.

•

Future tax liabilities would be decreased by $6.4 million to tax-effect adjustments to net earnings under U.S. GAAP.

•

Other credits would increase by $16.0 million to recognize the minimum pension liability and interest rate swap adjustments recorded in comprehensive income.

•

Accumulated other comprehensive earnings would be recorded at $(9.9) million under U.S. GAAP for foreign currency translation adjustments, derivative instruments and minimum pension liability adjustments.

•

Retained earnings would be reduced by $7.6 million to adjust for the current and prior period cumulative effects of conversion to net earnings under U.S. GAAP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHC Helicopter Corporation (Registrant)
By /s/ Jo Mark Zurel (Signature)* Jo Mark Zurel - Senior Vice-President and Chief Financial Officer

Date December 3, 2002

* Print the name and title of the signing officer under his signature.